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Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

March 8, 2010

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Filing Desk

Re:
Blackstone / GSO Senior Floating Rate Term Fund

Dear Sir or Madam:

        On behalf of Blackstone / GSO Senior Floating Rate Term Fund (the "Fund"), we hereby submit for filing by direct electronic transmission the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended.

        Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan of this firm at 212-455-3575 or Rafael Vasquez of this firm at 212-455-3566.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP SIMPSON THACHER & BARTLETT LLP

Enclosures

cc:
Lee Shaiman

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Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017
  March 8, 2010